UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 27, 2024

INCEPTION GROWTH ACQUISITION LIMITED

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41134	86-2648456
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

875 Washington Street New York, NY	10014
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (315) 636-6638

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of common stock, $0.0001 par value, one-half (1/2) of one redeemable warrant and one right entitling the holder to receive one-tenth of a share of common stock	IGTAU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	IGTA	The Nasdaq Stock Market LLC
Redeemable warrants, each exercisable for one share of common stock at an exercise price of $11.50	IGTAW	The Nasdaq Stock Market LLC
Rights, each to receive one-tenth of one share of common stock	IGTAR	The Nasdaq Stock Market LLC

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on September 12, 2023, Inception Growth Acquisition Limited (“IGTA”), entered into that certain Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with IGTA Merger Sub Limited, a British Virgin Islands company and wholly owned subsidiary of IGTA (“Merger Sub” or “Pubco”), AgileAlgo Holdings Ltd., a British Virgin Islands company (“AgileAlgo”), and certain shareholders of AgileAlgo which provides for a business combination between IGTA and AgileAlgo (the “Business Combination”). IGTA before the closing of the Business Combination, and Pubco after the closing of the Business Combination, are referred to as the “Company.” At the effective time of the Business Combination pursuant to the Business Combination Agreement, IGTA will merge into Pubco, and AgileAlgo will become a subsidiary of Pubco.

Also, as previously disclosed in IGTA’s Current Report on Form 8-K filed with Securities and Exchange Commission (the “SEC”) on October 7, 2024, on October 1, 2024, AgileAlgo, IGTA and Merger Sub entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (the “Investor”).The SEPA contains a referenced date of November 21, 2024 after which the Investor would have the right, but not the obligation, to terminate the SEPA. In a letter dated November 27, 2024 to IGTA (the “November Letter”), the Investor agreed not to enforce the referenced termination right prior to January 21, 2025.

The foregoing description is qualified in its entirety by the November Letter, which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Item 8.01 Other Events.

The information set forth and incorporated in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein in its entirety.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Pubco has filed a registration statement on Form S-4 (the “Registration Statement”) that contains a proxy statement of IGTA and a prospectus for registration of shares and securities of Pubco. The Registration Statement has not been declared effective by the SEC. Following and subject to the Registration Statement being declared effective by the SEC, its definitive proxy statement/prospectus would be mailed or otherwise disseminated to IGTA’s stockholders. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IGTA ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGTA, PUBCO, AGILEALGO, THE PROPOSED BUSINESS COMBINATION, AND RELATED MATTERS. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Pubco and IGTA with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by IGTA by directing a written request to: Inception Growth Acquisition Limited, 875 Washington Street, New York, NY 10014.

Participants in the Solicitation

IGTA, AgileAlgo and each of their respective directors, executive officers and certain other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the shareholders of IGTA with respect to the proposed Business Combination and related matters. Information about the directors and executive officers of IGTA, including their ownership of shares of IGTA common stock, is included in the Registration Statement, in IGTA’s Annual Report on Form 10-K, which was filed with the SEC on June 3, 2024, and in its Quarterly Report on Form 10-Q which was filed with the SEC on August 13, 2024. Additional information regarding the persons or entities who may be deemed participants in the solicitation of proxies from IGTA stockholders, including a description of their interests in the proposed Business Combination by security holdings or otherwise, are included in the Registration Statement and other relevant documents to be filed with the SEC when they become available.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock of IGTA or ordinary shares or securities of Pubco, or a solicitation of any vote or approval, nor shall there be any sale of shares of common stock, ordinary shares or securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. No offering of securities in connection with the proposed business combination shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the proposed Business Combination and financing transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed Business Combination and transactions, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the closing of any financing in connection with the proposed Business Combination, including in connection with the Financing Agreements, the expected management and governance of Pubco, and the expected timing of the transactions of the Business Combination and any financing. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Letter from Investor dated November 27, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

INCEPTION GROWTH ACQUISITION LIMITED

By:	/s/ Cheuk Hang Chow
Name:	Cheuk Hang Chow
Title:	Chief Executive Officer

Date: December 4, 2024

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